Pricing supplement no. 895
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 32-VIII dated November 16, 2007

Registration Statement No. 333-130051
Dated December 20, 2007
Rule 424(b)(2)



Structured Investments	**JPMorgan Chase & Co.** **$9,000,000** **Principal Protected Notes Linked to an Equally Weighted Basket Consisting of the Dow Jones EURO STOXX 50® Index, the Nikkei 225 Index and the S&P 500® Index due June 26, 2013**

General

- Senior unsecured obligations of JPMorgan Chase & Co. maturing June 26, 2013*.
- Cash payment at maturity of principal plus the Additional Amount, as described below.
- The notes are designed for investors who seek exposure to any appreciation of a diversified basket of domestic and international indices composed of the Dow Jones EURO STOXX 50® Index, the Nikkei 225 Index and the S&P 500® Index over the term of the notes. Investors should be willing to forgo interest and dividend payments while seeking full principal protection at maturity.
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes priced on December 20, 2007 and are expected to settle on or about December 26, 2007.

Key Terms

Basket:	The notes are linked to an equally weighted basket consisting of the Dow Jones EURO STOXX 50® Index ("SX5E"), the Nikkei 225 Index ("NKY") and the S&P 500® Index ("SPX") (each a "Basket Index," and together, the "Basket Indices").
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:	The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Basket Return x the Participation Rate; *provided* that the Additional Amount will not be less than zero.
Participation Rate:	100%
Basket Return:	$\frac{\text{Ending Basket Level – Starting Basket Level}}{\text{Starting Basket Level}}$
Starting Basket Level:	Set equal to 100 on the pricing date, which was December 20, 2007.
Ending Basket Level:	The Basket Closing Level on the Observation Date.
Basket Closing Level:	The Basket Closing Level will be calculated as follows: 100 x [1 + (EURO STOXX Return + Nikkei 225 Return + S&P 500 Return)/3] Each of the EURO STOXX Return, the Nikkei 225 Return and the S&P 500 Return is the performance of the relevant Basket Index, expressed as a percentage, from its closing level on the pricing date to its closing level on the Observation Date. For additional information, see "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 32-VIII.
Observation Date:	June 21, 2013*
Maturity Date:	June 26, 2013*
CUSIP:	48123MJN3

* Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 32-VIII.

Investing in the Principal Protected Notes involves a number of risks. See "Risk Factors" beginning on page PS-24 of the accompanying product supplement no. 32-VIII and "Selected Risk Considerations" beginning on page PS-1 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$1,000	$35	$965
Total	$9,000,000	$303,135	$8,696,865

(1) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $35.00 per $1,000 principal amount note on $8,661,000 aggregate principal amount notes sold in this offering and will use a portion of that commission to pay selling concessions to other dealers of $25.00 per $1,000 principal amount note. See "Underwriting" beginning on page PS-119 of the accompanying product supplement no. 32-VIII. JPMSI did not receive any commission or pay any concessions on $339,000 aggregate principal amount of notes not purchased by investors in this offering and described in detail below.

The total aggregate principal amount of notes being offered by this pricing supplement were not purchased by investors in this offering. JPMSI will retain the unsold portion of this offering of $339,000 aggregate principal amount and has agreed to hold such notes for investment for a period of at least 30 days. This unsold portion may affect the supply of notes available for secondary trading and, therefore, could adversely affect the price of the notes in the secondary market. Circumstances may occur in which our interests or those of our affiliates could be in conflict with your interests.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

December 20, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 32-VIII dated November 16, 2007. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated November 28, 2007 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 32-VIII, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 32-VIII dated November 16, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207005043/e29216_424b2.pdf
- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf
- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **PRESERVATION OF CAPITAL AT MATURITY** — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **APPRECIATION POTENTIAL** — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Basket Return x the Participation Rate, *provided* that this payment (the Additional Amount) will not be less than zero.

- **DIVERSIFICATION OF THE BASKET INDICES** — The return on the notes is linked to a basket consisting of the Dow Jones EURO STOXX 50® Index, the Nikkei 225 Index and the S&P 500® Index. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. The Dow Jones EURO STOXX 50® Index and STOXX® are the intellectual property (including registered trademarks) of STOXX Limited, Zurich, Switzerland, and/or Dow Jones & Company, Inc., a Delaware corporation, New York, USA (the "Licensors"), which are used under license. The notes are in no way sponsored, endorsed, sold or promoted by the Licensors and neither of the Licensors shall have any liability with respect thereto. The Nikkei 225 Index consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange and therefore are among the most actively traded on that exchange. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about each Basket Index, see the information set forth under "The Dow Jones EURO STOXX 50® Index," "The Nikkei 225 Index" and "The S&P 500® Index" in the accompanying product supplement no. 32-VIII.

- **TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 32-VIII. Subject to the limitations described therein, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated for U.S. federal income tax purposes as "contingent payment debt instruments." You will generally be required to recognize interest income in each year at the "comparable yield," as determined by us, although we may not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (*e.g.*, employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes' adjusted issue price.

- **COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE** — We have determined that the "comparable yield" is an annual rate of 5.11%, compounded semiannually. Based on our determination of the comparable yield, the "projected payment schedule" per $1,000 note consists of a single payment at maturity, equal to $1,319.86. Assuming a semi-annual accrual period, the following table states the amount of OID that will accrue with respect to a note during each calendar period, based upon our determination of the comparable yield and the projected payment schedule.

Calendar Period	Accrued OID During Calendar Period (per $1,000 note)	Total Accrued OID from Original Issue Date per $1,000 note as of End of Calendar Period
December 26, 2007 through December 31, 2007	$0.57	$0.57
January 1, 2008 through December 31, 2008	$51.78	$52.35
January 1, 2009 through December 31, 2009	$54.46	$106.81
January 1, 2010 through December 31, 2010	$57.28	$164.09
January 1, 2011 through December 31, 2011	$60.24	$224.33
January 1, 2012 through December 31, 2012	$63.36	$287.69
January 1, 2013 through June 26, 2013	$32.17	$319.86

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket Indices or any of the component stocks of the Basket Indices. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 32-VIII dated November 16, 2007.

- **MARKET RISK** — The return on the notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE BASKET RETURN IS ZERO OR NEGATIVE.

- **THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT** — You may receive a lower payment at maturity than you would have received if you had invested in the Basket Indices individually, the stocks composing the Basket Indices or contracts related to the Basket Indices. If the Ending Basket Level does not exceed the Starting Basket Level, the Additional Amount will be zero. This will be true even if the value of the Basket was higher than the Starting Basket Level at some time during the term of the notes but falls below the Starting Basket Level on the Observation Date.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing either of the Basket Indices would have.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES** — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks composing the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index are denominated, although any currency fluctuations could affect the performance of these Indices. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in payment at maturity.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the S&P 500® Index and the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Basket Indices;
  - the time to maturity of the notes;
  - the dividend rate on the common stocks underlying the Basket Indices;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events;
  - the exchange rate and volatility of the exchange rate between the U.S. dollar, the European Union euro and the Japanese yen; and
  - our credit worthiness, including actual or anticipated downgrades in our credit ratings.

Sensitivity Analysis — Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Basket Return from -80% to +80% and reflects the Participation Rate of 100%. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Basket Return x Participation Rate (100%)	Additional Amount		Principal		Payment at Maturity
180	80%	80.00%	$800.00	+	$1,000	=	$1,800.00
170	70%	70.00%	$700.00	+	$1,000	=	$1,700.00
160	60%	60.00%	$600.00	+	$1,000	=	$1,600.00
150	50%	50.00%	$500.00	+	$1,000	=	$1,500.00
140	40%	40.00%	$400.00	+	$1,000	=	$1,400.00
130	30%	30.00%	$300.00	+	$1,000	=	$1,300.00
120	20%	20.00%	$200.00	+	$1,000	=	$1,200.00
110	10%	10.00%	$100.00	+	$1,000	=	$1,100.00
105	5%	5.00%	$50.00	+	$1,000	=	$1,050.00
100	0%	0.00%	$0.00	+	$1,000	=	$1,000.00
90	-10%	N/A	$0.00	+	$1,000	=	$1,000.00
80	-20%	N/A	$0.00	+	$1,000	=	$1,000.00
70	-30%	N/A	$0.00	+	$1,000	=	$1,000.00
60	-40%	N/A	$0.00	+	$1,000	=	$1,000.00
50	-50%	N/A	$0.00	+	$1,000	=	$1,000.00
40	-60%	N/A	$0.00	+	$1,000	=	$1,000.00
30	-70%	N/A	$0.00	+	$1,000	=	$1,000.00
20	-80%	N/A	$0.00	+	$1,000	=	$1,000.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 120. Because the Ending Basket Level of 120 is greater than the Starting Basket Level of 100, the Additional Amount is equal to $200 and the final payment at maturity is equal to $1,200 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times [(120-100)/100] \times 100\%) = \$1,200$$

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 60. Because the Ending Basket Level of 60 is lower than the Starting Basket Level of 100, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 110. Because the Ending Basket Level of 110 is greater than the Starting Basket Level of 100, the Additional Amount is equal to $100 and the final payment at maturity is equal to $1,100 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times [(110-100)/100] \times 100\%) = \$1,100$$

Historical Information

The following graphs show the historical weekly performance of each Basket Index as well as the Basket as a whole from January 4, 2002 through December 14, 2007. The graph of the historical Basket performance assumes the Basket level on January 4, 2002 was 100 and that each Basket Index had a 1/3 weight in the Basket on that date. The closing level of the Dow Jones EURO STOXX 50® Index on December 20, 2007 was 4314.70. The closing level of the Nikkei 225 Index on December 20, 2007 was 15031.60. The closing level of the S&P 500® Index on December 20, 2007 was 1460.12. We obtained the various index closing levels and other information below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to their accuracy or completeness.

The historical levels of each Basket Index and the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any Basket Index on the Observation Date. We cannot give you assurance that the performance of the Basket Indices will result in the return of more than the principal amount of your notes.









JPMorgan Structured Investments —   PS- 3

Principal Protected Notes Linked to an Equally Weighted Basket Consisting of the Dow Jones EURO STOXX 50® Index, the Nikkei 225 Index and the S&P 500® Index

Hypothetical Historical Return Analysis

The graph below represents the hypothetical return, as well as the corresponding Basket Return, that would have been obtained following an investment in an equivalent note derived from a rolling back-tested methodology to simulate the performance of such note as if it were issued on the last business day of each week from January 3, 1997 to June 14, 2002.

The graph shows the results of 285 five-and-a-half-year rolling simulations using the methodology of the notes (except as described below) and actual historical data for each of the Basket Indices and assumes a Participation Rate of 100%. We obtained the historical data for each Basket Index from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. For purposes of the hypothetical note returns and the corresponding Basket Returns shown in the following graph below, each of the EURO STOXX Starting Level, the Nikkei 225 Starting Level and the S&P 500 Starting Level is the closing level of the respective Basket Index on the hypothetical issue date for such note, and each of the EURO STOXX Closing Level, the Nikkei 225 Closing Level and the S&P 500 Closing Level is the closing level of the respective Basket Index on the hypothetical maturity date for such note, and they may not be indicative of performance of the Basket Indices if such closing levels were determined on the relevant hypothetical Pricing Dates or hypothetical Observation Dates. The simulations in the graph were run weekly from January 3, 1997 to June 14, 2002, on the last business day of each week. Each five-and-a-half-year rolling simulation assumes the notes were held from the hypothetical issue date to maturity. Accordingly, the results displayed below are net of the commissions and concessions disclosed on the cover of this pricing supplement. **In addition, the "Notes Returns" and " Basket Returns" displayed below do not reflect the cash dividends or other distributions that holders of the securities composing any of the Basket Indices would have received during each five-and-a-half-year simulation.**

The first five and-a-half year simulation was run on January 3, 1997, and each successive simulation was run on the last business day of the following week. The last simulation was run on June 14, 2002, which covers the five-and-a-half- year period through December 14, 2007. Potential investors in the notes should note that the hypothetical returns data are derived from the then economic environment (which should not be taken as an indication of future performance) and Basket returns that prevailed in the one year period following the date of the relevant simulation. The hypothetical simulations have been sourced and calculated by JPMSI using data on each of the Basket Indices extracted from Bloomberg Financial Markets. They should not be taken as an indication of future performance and it should be noted that past performance is not a guarantee of future results.



The hypothetical historical values above have not been verified by an independent third party. The back-tested, hypothetical historical results above have inherent limitations. These back-tested results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight. No representation is made that any investment in the notes will or is likely to achieve returns similar to those shown. Alternative modeling techniques or assumptions might produce significantly different results and prove to be more appropriate. Past hypothetical back-tested results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from the analysis.